UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              TFC Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872388103
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Mitchell Sacks
                         Grand Slam Capital Partners, LP
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 30, 2002
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

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


CUSIP NO.  872388103                             AMENDMENT NO. 1 TO SCHEDULE 13D
------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam Capital Partners, LP                  IRS # 22-3779125
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
      NUMBER OF         ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                778,000
         EACH           ------ -------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                778,000
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           778,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           PN
--------- ----------------------------------------------------------------------

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


CUSIP NO.  872388103                             AMENDMENT NO. 1 TO SCHEDULE 13D
------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam General Partners, LLC                   IRS # 22-3779105
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
      NUMBER OF         ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                778,000
         EACH           ------ -------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               778,000
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          778,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           HC
--------- ----------------------------------------------------------------------

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


     This amends and supplements the Statement on Schedule 13D, dated August 19, 2002 (the "Statement"), previously filed with the Securities and Exchange Commission (the "Commission") by Grand Slam Capital Partners, LP, a Delaware limited partnership ("Grand Slam Capital Partners"), and by Grand Slam General Partners, LLC, a Delaware limited liability company ("Grand Slam General Partners," together with Grand Slam Capital Partners, the "Reporting Persons"), with respect to their beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of TFC Enterprises, Inc., a Delaware corporation (the "Issuer").

     ITEM 1.   SECURITY AND ISSUER

         The title of the class of equity securities to which this first amendment to the Statement on Schedule 13D (the "First Amendment") relates is the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 5425 Robin Hood Road, Suite 101 B, Norfolk, Virginia 23513.

     ITEM 2.   IDENTITY AND BACKGROUND

     (a) This First Amendment being filed by Grand Slam Capital Partners for and on behalf of itself. Grand Slam Capital Partners was organized for the purpose of acquiring and managing assets. This First Amendment also is being filed by Grand Slam General Partners, which serves as the general partner of Grand Slam Capital Partners. As such, Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners and to beneficially own the shares of Common Stock being reported on this First Amendment (the "New Shares") by Grand Slam Capital Partners.

     (b) The address of the principal offices of both of the Reporting Persons is One Bridge Plaza, Fort Lee, New Jersey, 07024.

     (c) Attached as EXHIBIT A hereto is the name of the General Partner of Grand Slam Capital Partners and its business address. Attached as EXHIBIT B hereto are the names of the executive officers and managers of Grand Slam General Partners, their business addresses and principal occupations.

     (d) During the last five years, Grand Slam Capital Partners has not been convicted in any criminal proceeding. During the last five years neither Grand Slam General Partners nor any person listed on EXHIBIT B hereto have been convicted in any criminal proceeding.

     (e) During the last five years, Grand Slam Capital Partners has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

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


laws or finding any violation with respect to such laws. During the last five years, neither Grand Slam General Partners nor any person listed on EXHIBIT B hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mitchell Sacks is a citizen of the United States. Erik Volfing is a citizen of Denmark.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds for the purchase of the shares of Common Stock set forth on EXHIBIT C hereto (the "New Shares") have come from the working capital of Grand Slam Capital Partners. The aggregate amount of funds used in making the purchases of the New Shares is $200,481.50.

     ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons have acquired shares of Common Stock of the Issuer, as described in the Statement and in this First Amendment, in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock at current market prices is undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Grand Slam Capital Partners anticipates that, from time to time, communicating with the Issuer regarding its business and strategic opportunities, identifying to the Issuer strategic opportunities and alternatives to be considered by the Issuer, Grand Slam Capital Partners may propose, propose to arrange, or identify to the Issuer sources of capital.

     Other than as set forth herein, neither of Grand Slam Capital Partners, nor Grand Slam General Partners, nor any of the entities or persons identified on EXHIBIT B hereto has any current plans or proposals that relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this First Amendment.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own an aggregate of 778,000 shares of Common Stock (the "Shares"), representing approximately 6.7% of the issued and outstanding shares of Common Stock of the Issuer. The percentage ownership of the Reporting Persons in the Issuer's capital stock is based on 11,541,033 issued and outstanding shares of the Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June

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


30, 2002, filed with the Commission. The executive officers and managers of Grand Slam General Partners do not beneficially own any shares of Common Stock. Since Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners, Grand Slam General Partners may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Grand Slam Capital Partners.

     (b) The Reporting Persons share the power to vote or direct the vote and to dispose or direct the disposition of the Shares. Since Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners, Grand Slam General Partners may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Shares and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares of Common Stock held by Grand Slam Capital Partners.

     (c) The dates and amount of each acquisition of the New Shares is listed on EXHIBIT C hereto. Except as set forth in EXHIBIT C hereto, there have been no transactions in shares of Common Stock since the date of the filing of the Statement by Grand Slam Capital Partners or Grand Slam General Partners or any person or entity listed on EXHIBIT B hereto.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Grand Slam Capital Partners except Grand Slam Capital Partners.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

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


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following materials are filed as Exhibits to the Statement, as amended by this First Amendment:

     EXHIBIT A:     Information  with  respect to the  General  Partner of Grand
                    Slam Capital Partners, LP.

     EXHIBIT B:     Information with respect to executive  officers and managers of Grand Slam General Partners, LLC.

     EXHIBIT C:     As described in Item 5.

     EXHIBIT D:     Joint Filing Agreement.

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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this First Amendment is true, complete and correct.



Dated:   October 2, 2002            Grand Slam Capital Partners, LP




                                    By:    /s/ MITCHELL SACKS
                                        ----------------------------------------
                                        Name:  Mitchell Sacks
                                        Title: Managing Partner


Dated:   October 2, 2002            Grand Slam General Partners, LLC




                                    By:    /s/ MITCHELL SACKS
                                        ----------------------------------------
                                        Name:  Mitchell Sacks
                                        Title: Principal

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